Exhibit 2.2

SouthStar Energy Services LLC

Statement of Income

2003
(In Thousands)

Revenues	$745,599
Cost of sales	621,591
Gross margin	124,008

Operating expenses:
Selling, general and administrative	59,895
Depreciation and amortization	1,147
61,042
Operating income	62,966

Miscellaneous income (expense):
Interest expense	(343)
Interest income	475
Other, net	215
347
Net income	63,313

Proforma provision for income taxes (unaudited)	25,325
Proforma net income (unaudited)	$ 37,988